

Mail Stop 7010

November 28, 2007

via U.S. mail and facsimile

Mr. James H. Dorton
Vice President – Corporate Development and Chief Financial Officer
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, TN 37604

> **RE:** **NN, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 000-23486**

Dear Mr. Dorton:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Independent Appraisals and Valuations

1. We note four separate references on pages 40-43 to independent appraisals and valuations. While you are not required to make reference to this outside consulting service, when you do, you must also disclose the name of the outside

consulting service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside consulting service. Refer to Section 436(b) of Regulation C.

Year ended December 31, 2006 compared to the year ended December 31, 2005, page 22

2.   We note the non-GAAP financial measure presented on page 22. There is a concern over whether readers could be confused by the presentation of a full statement of operations that excludes the operations of Whirlaway Corporation. Further it is unclear why this presentation is necessary given the detailed discussion of your Precision Metal Components segment in your discussion of results by segment. Please tell us whether management expects to continue including this non-GAAP presentation in future filings. We may have further comment.

Liquidity and Capital Resources, page 25

3.   With regards to your supply agreements with INA and SKF, please ensure that future filings address the sales concentration related to these two customers and the impact a cancellation of either of these contracts or a reduction of sales to these customers would have on operations and liquidity. In this regard, we note the impact of the 20% sales reduction with INA during 2005 and 2006. We further note, that these customers represented 68% of sales in 2006 and that new contracts were negotiated in 2007. Your sales concentration disclosure in MD&A on page 22 should address not only the significance of these customers, but the status of any negotiations or potential changes in business with these customers and the anticipated impact, if any, a decrease in sales or a change in relationship with these customers would have on operations and liquidity.

8) Debt, page 46

4.   We note your disclosure that your credit facility with Key Bank and your senior notes issued in a private placement in 2004 contain customary financial and non-financial covenants. In future filings, please disclose the limits and thresholds of all material financial ratios and tests and how your calculated ratio compares to those limits and thresholds.

14) Income Taxes, page 57

5.   In consideration of the guidance contained in paragraph 26 of SFAS 109, please tell us the circumstances that have changed that caused you to book a valuation allowance of $1,581 in 2006, but not in 2005 or 2004 and the nature of this valuation allowance. We note that the allowance was against foreign tax credits, therefore please ensure that your response and revised disclosure, in future filings,

address the nature of these credits, why they increased during 2006, and the positive and negative evidence that led you to determine that a valuation allowance was necessary.

16) Commitments and Contingencies, page 60

6.   With regards to the contingent liabilities discussed on page 60 and in your footnote 16 in your Form 10-Q for the period ending September 30, 2007, please clarify whether you believe it is probable, reasonably possible, or remote that losses could be material from your exposure to litigation, potential environmental liabilities and other matters. Accordingly, please expand your discussion of contingent liabilities to provide the disclosure required by SFAS 5. If reasonably possible, we would expect more detailed and specific disclosures concerning specific contingencies, rather than generalized risk disclosures.

Item 9A. Controls and Procedures, page 63

7.   In future filings, please ensure that you disclose if there were any changes in your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Item 11. Executive Compensation, page 64-Incorporated by Reference from Proxy Statement

Compensation Discussion and Analysis, page 11

8.   Please identify the peer group companies that you use for benchmarking purposes with respect to compensation.

Salary

9.   Please discuss your "formal compensation policies."

Bonus

10.   Please discuss the material terms of your "formalized plan."

11.   Please identify and quantify the net income and other strategic goals that you utilize for bonuses. Discuss these targets in connection with the amount of bonuses awarded for 2006.

Compensation of the Chief Executive Officer, page 12

12.   Please discuss what aspects of 1) the Company's overall performance, 2) Mr. Baty's individual performance and 3) the competitiveness of Mr. Baty's salary in comparison to similar industrial companies you considered when setting Mr. Bay's compensation.

Item 13. Certain Relationships and Related Transactions, page 65

13.   In future filings, please file the two operating leases and any other ongoing agreements between the company and Mr. Zupan and his affiliates which resulted from the acquisition of Whirlaway Corporation on November 30, 2006 as exhibits to the Form 10-K.

Signatures, page 66

14.   Please ensure that future filings of the Form 10-K are signed by the company's principal accounting officer or controller whose titles should be shown on the signature page.

Form 10-Q for the Quarter Ended September 30, 2007

Note 2. Restructuring and Impairment Charges, page 6

15.   We note your $5.6 million impairment charge related to the customer relationship intangible acquired in the Whirlaway acquisition in November 2006. Considering this impairment was a result of volatility in customer orders and lower than expected sales, tell us how you determined that the property, plant and equipment and goodwill acquired in the Whirlaway acquisition was not impaired.

16.   With regards to your July 2007 restructuring, please revise future filings to include all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P4. Specifically tell us and revise your disclosure to discuss the events and decisions which gave rise to the exit costs and exit plan, and the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. Your disclosure should also identify the periods in which material cash outlays are anticipated, future restructuring or impairment charges, the expected source of their funding and expected completion date.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Senior Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief